UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 144	SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES Pursuant to Rule 144 under the Securities Act of 1933	DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute a sale or executing a sale directly with a market maker.	CUSIP NUMBER
WORK LOCATION

1(a) NAME OF ISSUER Consolidated Energy, Inc.	(b) IRS IDENT. NO. 86-0852222	(c) S.E.C. FILE NO. 0-25951
1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 76 George Road, Betsy Layne, KY 41605	(e) TELEPHONE NO.
	AREA CODE 606	NUMBER 478-1333
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Patrick P. Walker	(b) I.R.S. IDENT. NO. N/A	(c) RELATIONSHIP TO ISSUER N/A	(d) ADDRESS STREET CITY STATE ZIP CODE 300 Crescent Court, Suite 1111 Dallas, TX 75201

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker Who is Acquiring the Securities	SEC USE ONLY	(c) Number Of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Common Stock	UBS Prime Brokerage Services (b) 1285 Avenue of the Americas - 9th Floor New York, NY 10019	Broker-Dealer File Number	52,849	$22,196.58 (c)	22,175,374	12/08/06	OTC BB

INSTRUCTIONS
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2.	(a)	Name of person for whose account the securities are to be sold		(f)	Approximate date on which the securities are to be sold
	(b)	Such person’s I.R.S. identification number, if such person is an entity		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

CODE 689 REV. 11/78
PRINTED IN USA

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
6% senior secured convertible promissory notes and warrants	02/24/05	(d)	Consolidated Energy, Inc.	(d)	(d)	(d)

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A	N/A	N/A	N/A	N/A

REMARKS:
(a) The person for whose account the securities are to be sold is WSV Management, L.L.C., a Texas limited liability company (“WSV”), which initially acquired all of the securities of Consolidated Energy, Inc. (the “Company”) described in this form for the accounts of the following entities: (1) WS Opportunity Fund, L.P., a Texas limited partnership (“WSO”), (2) WS Opportunity Fund (Q.P.), L.P., a Texas limited partnership (“WSOQP”) and (3) WS Opportunity Fund International, Ltd., a Cayman Islands exempted company (“WSO International”). WSV is the general partner of WS Ventures Management, L.P., a Texas limited partnership (“WSVM”), which is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International (collectively, the “Funds”). Patrick P. Walker is a principal of WSV, and as such shares dispositive control over all securities of the Company held by the Funds with G. Stacy Smith and Reid S. Walker, the other principals of WSV.
(b) WSV may elect to sell through various executing brokers from time to time.
(c) The aggregate market value is based on the $0.42 closing sale price of a share of common stock of the Company on December 1, 2006.
(d) As part of a private placement by the Company on February 24, 2005, the Funds, in the aggregate, acquired Senior Convertible Notes (the “Notes”) in the amount of $250,000 and warrants to acquire additional shares of common stock (the “Warrants”). The total cash consideration paid for the Notes and the Warrants was $250,000. The Note was initially convertible at a fixed conversion rate of $1.70 per share, subject to customary adjustments. The Warrant initially provided the right to acquire up to 73,530 shares of common stock at an exercise price of $1.70 per share, subject to customary adjustments.

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

Patrick P. Walker, on behalf of WSV and the Funds
December 7, 2006	/s/ Patrick P. Walker
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)